

Mr. Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

March 18, 2008

Re: **Service Corporation International**
            Form 10-K for Fiscal Year Ended December 31, 2006
            File No. 001-06402
            Filed March 1, 2007

Dear Mr. Tanzberger:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director